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SEC FILE NUMBER
8-52515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MTS Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

623 Fifth Avenue 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Conroy	212-887-2171	Conroy@MTSPartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Conroy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MTS Securities, LLC _____, as of December 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TAYLOR JOHNSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JO6423390
Qualified in New York County
Commission Expires October 12, 2029

Signature: _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

MTS SECURITIES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Member of
MTS Securities, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2025, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2025.

February 24, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10029 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$ 981,073	
Marketable securities	8,360,370	
Non-marketable securities	25,000	
Prepaid expenses	147,034	
Total Assets		$ 9,513,477
Liabilities and Member's Equity		
Liabilities		
Unearned revenue	$ 100,000	
Accounts payable and accrued expenses	5,616	
Payable to Parent	2,346,394	
Total Liabilities		$ 2,452,010
Member's Equity		7,061,467
Total Liabilities and Member's Equity		$ 9,513,477

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

MTS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, which includes financial valuation and modeling, the preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with, or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. Actual results could differ from these estimates.

SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2025 through the date this financial statement was issued, for matters that required adjustment to or disclosure in this financial statement. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment to or disclosure in the financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company had cash equivalents totaling $981,073.

MARKETABLE AND NON-MARKETABLE SECURITIES

The Company periodically receives shares of common stock of public companies as compensation for investment banking services. The common stock is restricted and is classified as non-marketable until it may be freely traded, which is conditioned upon the effectiveness of a registration statement covering the securities or upon the satisfaction of the requirements of Rule 144 under the Securities Act of 1933, including the requisite holding period.

ACCOUNTS RECEIVABLE AND CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company follows the FASB Accounting Standard Update (ASU) 2016-13 Financial Instruments – Credit Losses (Topic 326). This guidance requires entities to use a current expected credit loss impairment model rather than incurred losses. The Company considers factors such as credit quality, age of balances, historical experience and current and future economic conditions that may affect the Company's expectation of collectability in determining allowance for credit losses. At December 31, 2025, an allowance for credit losses in the amount of $900,000 has been provided for, since in the opinion of management, one account is deemed uncollectible.

FAIR VALUE

Accounting Standards Codification ("ASC") 820 – Fair Value Measurement defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3 – Unobservable inputs for the asset or liability.

INCOME TAXES

The Company is a Delaware Single Member Limited Liability Company ("SMLLC") and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member, MTS Health Partners, LP (the "Partnership"), who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has not elected to push down and allocate current and deferred tax expense from the Partnership, and therefore no provision for income tax is required to be disclosed in the Company's financial statements, in accordance with the requirements of ASC 740, Income Taxes.

RECENT ACCOUNTING STANDARDS

Management has reviewed recently issued accounting pronouncements and determined that there are none that are applicable to the Company's operations at this time.

NOTE 3 - SEGMENT REPORTING

The Company has one operating and reporting segment (broker-dealer services), namely, providing financial consulting services, which includes financial valuation and modeling, the preparation of financial and marketing materials, financial structuring and strategic consulting. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker ("CODM"), who is the Company's Senior Managing Director, utilizes the Company's financial information on an aggregate basis for purposes of making decisions, allocating resources and assessing financial performance, as well as for making strategic decisions and managing the Organization based on segment net income. The measure of segment assets is reported on the balance sheet as total assets. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute equity to the Parent.

NOTE 4 - FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

Financial Assets:	Level 1	Level 2	Level 3	Total
Common stock	$8,360,370	$ --	$ --	$8,360,370
Restricted common stock	--	--	25,000	25,000
Total	$8,360,370	$ --	$25,000	$8,385,370

There were no transfers into or out of Level 3 during the year.

The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified as Level 1 in the fair value hierarchy.

Estimated fair values for privately held equity securities are determined using discounted cash flow, earnings multiple and other valuation models that require a substantial level of judgment around inputs and therefore are classified within Level 3 of the fair value hierarchy.

NOTE 5- CONCENTRATIONS AND CREDIT RISK

The Company maintains checking and money market accounts in one financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. As of December 31, 2025 the Company had $482,074 in excess of the FDIC insured limit.

The Company performs certain credit evaluation procedures and generally does not require collateral from its clients. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding their credit, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

At December 31, 2025, the Company had one customer that accounted for 100% of accounts receivable, net.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company maintains a services agreement with its Parent, under which the Parent provides various administrative and back-office services in the ordinary course of business, as well as office space, office equipment and supplies, to the extent required, in exchange for receiving a services fee. As of December 31, 2025, the Company had a payable to Parent of $2,346,394.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

NOTE 7 – COMMITMENTS AND CONTINGENCES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2025.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2025, the Company had net capital of $4,603,314, which was $4,439,847 in excess of its required net capital of $163,467. The Company's percentage of aggregate indebtedness to net capital was 53.27%.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and determined that no additional recognition or disclosure is necessary.